Cybin and The Chopra Foundation to Participate in Featured Session at Upcoming 2023 South by Southwest® Conference
- Cybin CEO, Doug Drysdale and Wellness Icon Deepak Chopra to be featured on panel titled Open Minds: Innovations in Consciousness, Psychedelics & Mental Health-

March 2, 2023 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing Psychedelics to Therapeutics® and The Chopra Foundation, a not-for-profit organization dedicated to improving health and well-being founded by Dr. Deepak Chopra, are pleased to announce that Dr. Chopra and Chief Executive Officer of Cybin, Doug Drysdale will be featured on a panel at the upcoming South by Southwest® (SXSW®) Conference taking place in Austin, TX March 10 – 19, 2023. The panel titled, Open Minds: Innovations in Consciousness, Psychedelics & Mental Health, will be held on Sunday, March 12, 2023 at 11:30am CT at the Austin Convention Center. For more information on SXSW and the featured panel, please click here.

Psychedelic-based therapies continue to influence the evolving landscape of mental health. As humanity begins to understand the complexity of consciousness and its impact on mental health, these worlds will become increasingly intertwined. In the featured SXSW panel session, Dr. Chopra, Mr. Drysdale and guests, including Cristie Strongman MA, Ed.M., Psychotherapist at the Multidisciplinary Association for Psychedelic Studies (MAPS) and Gabriella Wright, actress, activist, and co-founder of the Never Alone Alliance, will discuss and explore the connection between consciousness, mental health, and psychedelic therapeutics and the need for humanity to focus on the internal work required to heal.

These leading industry experts are also featured in the upcoming six-part miniseries Open Minds: Exploring Psychedelic Medicine that addresses the topics of consciousness, the experience of using psychedelic treatments, the current research landscape and what the future of mental healthcare may look like. The miniseries also features researcher Dennis McKenna, who has conducted interdisciplinary research on the ethnopharmacology of Amazonian traditional medicines for over 40 years, Bryan Johnson, Founder and CEO of Kernel, Keith Ferrazzi, Founder and Chairman of Ferrazzi Greenlight, and Adam Strauss, comedian and psychedelic advocate.

Open Minds is produced by the progressive streaming network ALTRD.TV.  ALTRD is home to feature films, documentaries, and original TV series focused on disruptive markets and the modern counterculture. Open Minds will be released on April 19, 2023 on all smart devices everywhere and at www.altrd.tv. For more information on Open Minds please visit https://www.thefutureofpsychedelictherapy.com/.

About ALTRD.TV
ALTRD TV is the streaming network for progressive culture featuring content from top creators in web3, transformative wellness, NFTs and animation, and more. Audiences can watch thousands of free and unlimited features, docs, and series on smart devices and TVs in 65M+ homes, on networks including AppleTV/ios, Android, Samsung+, Plex, Roku, LG, and Playstation.

ALTRD.TV Contact:
Joshua Otten
Co-Founder and CEO
info@ronincontent.com

About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cybin Contacts:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
leah@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601

About The Chopra Foundation and Never Alone Alliance
The Chopra Foundation is a 501 (c) (3) organization (#36-4793898) dedicated to improving health and well-being, cultivating spiritual knowledge, expanding consciousness, and promoting world peace to all members of the human family. The Foundation’s Never Alone movement will be providing the world with the tools to proactively pursue their path to joy and freedom from suffering.

Media Inquiries:
Kristen Marion
kristen@marionpr.com

623-308-2638